Mark A. Humphrey Vice President and Comptroller	Chevron Corporation Comptroller’s Department 6001 Bollinger Canyon Road San Ramon, CA 94583-2324
August 22, 2008
BY ELECTRONIC TRANSMISSION
Mr. H. Roger Schwall
Assistant Director
Mail Stop 7010
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Chevron Corporation Form 10-K for Fiscal Year Ended December 31, 2007 Filed February 28, 2008
     File No. 001-00368
Dear Mr. Schwall:
In your letter dated August 8, 2008, you provided a comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission on the Chevron Corporation (“Chevron” or “the company”) 2007 Form 10-K. This comment and the company’s response are set forth below.
Please direct any questions related to the information herein to Mr. Bill Allman, Assistant Comptroller, at (925) 842-3544 or by e-mail at bill.allman@chevron.com.
Form 10-K for the Fiscal Year Ended December 31, 2007
Supplemental Information on Oil and Gas Producing Activities, page FS-61
Reserve Quantity Information, page F-66
Comment 1
In your response to comment six of our June 30, 2008 letter, you provided information on proved undeveloped reserves volumes that are scheduled for development more than five years after year-end 2007 (after 2012). Please revise your disclosure to include the information you have provided in that response as well as:
•	The estimated remaining development capital associated with each of these projects after 2012;

•	The portion and volumes of your total PUD reserves that you converted to proved developed status and the capital expenditures you utilized over each of the last five years.
Response
We respectfully disagree with the staff’s request to include the requested information in Chevron’s filings with the Commission. We believe the requested information is neither required nor contemplated by FAS 69, nor is it required or contemplated by Item 102 of Regulation S-K or by Industry Guide 2.
We furthermore believe the level of detailed information requested in the comment is neither material nor useful information for the Chevron investor or potential investor. That aside, the company has no system

Mr. H. Roger Schwall
Securities and Exchange Commission
August 22, 2008
Page: 2
currently that would provide this type of information, and the data would be burdensome to compile on a going-forward basis. No system has been developed as the requested information is not used for managing the company’s activities. Management prefers also not to make forward-looking statements such as these, even if protected by a safe-harbor rule, unless the forecast is both reasonable to make and there is reason to believe that such disclosures matter significantly to investors.
We acknowledge that the staff has expressed some general concerns about the continued classification of undeveloped reserves as proved when development has not occurred within five years of the booking of the reserves. In its current rule-making process (Release No. 33-8935), the Commission has suggested there is at least the potential for abuse of reserves accounting. In particular, the staff may be concerned that issuers either at the time of booking, or subsequently, lacked a legitimate intent or capacity to develop the reserves despite the fact that the issuer was supposed to have established that the reserves were commercially producible prior to their booking.
We note that the Commission’s rule proposal would address these concerns by requiring issuers to publish a retrospective chart showing aggregate yearly changes from undeveloped to developed reserves, and the historical amount of investment associated with such reclassifications. While the proposed chart would still be burdensome, and some of the categorization of expenditures could be problematic, we note that, unlike the forward-looking information the staff is requesting of Chevron, the proposal would not require issuers to estimate remaining capital costs that are more than five years out.
We note also that the proposed rule would require issuers to provide an explanation as to why any proved reserves remain classified as undeveloped more than five years after their classification as proved. In general terms, we believe this is a disclosure we can easily provide and plan to do so in our 2008 Annual Report on Form 10-K. As we indicated in our letter to you of July 23, 2008, a delay in development beyond five years is not unusual for large development projects. Our letter explained some of the reasons why this occurs, and general disclosure along these lines may be useful to the Chevron investor. (In this regard, Chevron agrees with similar comments included in the August 20, 2008, letter submitted by the API on the proposed rule for oil and gas reserves disclosure requirements.)
As the Commission’s proposed rule remains open to comment, we believe it is premature to predict what amendment, if any, the Commission will ultimately make to the disclosure requirements for oil and gas reserves. While this proposal is pending, the staff appears to be requesting that Chevron voluntarily implement an expanded version of the proposed rule. We do not believe this is warranted.
We do acknowledge that investors have interests other than assuring themselves that our reserves have been properly classified; namely, they have an interest in understanding the general pace of development of Chevron’s portfolio of properties, and the associated expected production volumes from that development. We already provide a significant amount of pertinent information on these points in Part I of the Annual Report on Form 10-K and in Management’s Discussion and Analysis. We will continue to evaluate our processes for preparing this information to ensure we comply with the letter and spirit of the current disclosure rules.
If the staff disagrees with our position on the information requested in the comment, we respectfully request a phone conference to discuss the matter.
Very truly yours,
/s/ Mark A. Humphrey
cc: Mr. Terry M. Kee (Pillsbury Winthrop Shaw Pittman)